FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 31 May 2005

                               File no. 0-17630


                           CRH - IFRS Restatement


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: IFRS Restatement



                                                                     31 May 2005

                     RESTATEMENT OF 2004 RESULTS UNDER IFRS

CRH plc, the international building materials group, today announces the impact of the transition to International Financial Reporting Standards (IFRS) on its 2004 results previously prepared in accordance with accounting practice generally accepted in the Republic of Ireland (Irish GAAP). The Group's financial statements for the six months ended 30 June 2005 and for the year ended 31 December 2005 will be prepared under IFRS.

The impact on the audited 2004 key financial data is summarised as follows:

                                                   Irish         IFRS % Change  Comments on principal IFRS changes
                                                    GAAP
                                                  euro m       euro m
Turnover                                          12,820       12,755       -1% Certain joint ventures reclassified as
                                                                                associates under IFRS - share of sales
                                                                                no longer reported

Operating profit (EBITA)*                          1,247        1,220       -2% Share of associates' EBITA excluded
                                                                                under IFRS

Profit before tax                                  1,017        1,104       +9% Non-amortisation of goodwill

Profit after tax                                     770          872      +13% Non-amortisation of goodwill

Total Equity                                       5,300        4,979       -6% Pension and deferred tax assets and
                                                                                liabilities included under IFRS

Net debt **                                        2,441        2,758      +13% Inclusion of share of joint ventures'
                                                                                net debt
                                               euro cent    euro cent
Earnings per share

Basic                                              143.9        163.6     +14 % Non-amortisation of goodwill

Excluding Irish GAAP  goodwill amortisation        163.1        163.6        -%



    * Operating profit (EBITA) excludes goodwill amortisation and profit on sale of fixed assets.

    ** Net debt comprises current and non-current interest-bearing loans and borrowings less cash and cash equivalents and liquid investments.

________________________________________________________________________________________________________________________

This announcement, together with a slide presentation and accompanying audio commentary summarising the impact of the transition to IFRS for CRH, has been filed today on the Group's website at www.crh.com. If you have any questions on this announcement or on the presentation, please contact the following at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive

Myles Lee Finance Director

Maeve Carton Group Controller





INTRODUCTION

Up to and including 31 December 2004, CRH (the Group) prepared its consolidated financial statements in accordance with Irish GAAP, which are consistent with UK GAAP.

As part of the European Commission's plan to develop a single European capital market, the application of IFRS is mandatory for the consolidated financial statements of all European entities whose securities are listed on a regulated exchange in the European Union (EU) and applies in respect of accounting periods commencing on or after 1 January 2005. The Regulation passed by the European Union requires that IFRS-compliant financial statements be produced by CRH for the financial periods ending 30 June 2005 and 31 December 2005 and that those financial statements contain a full set of disclosures for the comparative periods in 2004. As stipulated under IFRS 1 First-time Adoption of International Financial Reporting Standards, the transition date to IFRS (being the beginning of the earliest period for which the Group presents full comparative information under IFRS in its first IFRS financial statements) is 1 January 2004.

This announcement deals with the transition to IFRS under the following sections:

 1. Impact of transition to IFRS in overview
 2. Basis of preparation of financial statements under IFRS
 3. Principal exemptions availed of on transition to IFRS
 4. Principal changes on transition to IFRS

In order to explain the impact of the transition to IFRS on CRH's reported performance and financial position, selected financial information previously reported under Irish GAAP is restated under IFRS in the attached appendices as follows:

  - Appendix 1 - Independent auditors' report to the Directors of CRH plc on the preliminary IFRS consolidated financial statements for the year ended 31 December 2004.
  - Appendix 2 - Group Income Statement and Group Statement of Recognised
    Income and Expense for the year ended 31 December 2004 (FY 2004) and Group Balance Sheet as at that date together with reconciliations of profit and equity from Irish GAAP to IFRS.
  - Appendix 3 - Unaudited Group Income Statement and Group Statement of Recognised Income and Expense for the six-month period ended 30 June 2004 (H1 2004) and Group Balance Sheet as at that date together with reconciliations of profit and equity from Irish GAAP to IFRS.
  - Appendix 4 - Adjustments required to the Irish GAAP Group Balance Sheet as at 1 January 2004 (the "transition date" as defined above) for compliance with IFRS.
  - Appendix 5 - Restatement under IFRS of selected segmental information published in the 2004 Interim and Annual Reports.
  - Appendix 6 - Accounting policies under IFRS.

The restatements of the Group's Income Statement, Statement of Recognised Income and Expense, Balance Sheet and segmental information for the full year ended 31 December 2004 and the Transition Balance Sheet dated 1 January 2004 have been audited by the Group's auditors, Ernst & Young, Chartered Accountants.

The financial information in respect of the six months ended 30 June 2004 is unaudited.


1. IMPACT OF TRANSITION TO IFRS IN OVERVIEW

The standards which give rise to the most significant changes to the consolidated results of the Group on transition to IFRS are:

IFRS 2                Expensing of share-based payments at fair value
IFRS 3 / IAS 38       Non-amortisation of goodwill; intangible assets on business combinations
IAS 12                Deferred tax computed on the basis of temporary differences
IAS 19                Recognition of defined benefit pension schemes' assets and liabilities
IAS 31                Proportionate consolidation of joint venture undertakings
IAS 37                Discounting of provisions and deferred/contingent consideration on business combinations
IAS 32 / IAS 39       Recognition and measurement of financial instruments - derivatives carried at fair value;
                      classification of hedges

The impact of the transition to IFRS on the Group financial statements is summarised as follows:

                                                                         Interim 2004
euro millions                            Full-year 2004*                  (Unaudited)
                                         Irish GAAP       IFRS         Irish GAAP       IFRS
Group Income Statement
Revenue                                    12,819.7   12,754.5            5,670.4    5,607.9
Operating profit (EBITA)                    1,247.0    1,220.2              384.6      370.2
Profit before finance costs                 1,156.9    1,231.0              342.3      376.2
Profit before tax (PBT)                     1,017.0    1,104.0              274.7      319.4
Profit after tax                              769.9      871.8              205.7      255.9
Tax rate (as a % of PBT)                      24.3%      21.0%              25.1%      19.9%
Basic EPS (euro cent)                        143.9c     163.6c              38.1c      47.7c
Group Balance Sheet
Total assets                               11,867.6   13,072.0           12,188.5   13,353.9
Total liabilities                           6,567.2    8,092.6            7,022.2    8,601.1
Total equity                                5,300.4    4,979.4            5,166.3    4,752.8
Net debt                                    2,440.7    2,758.1            3,174.7    3,493.2

Reconciliation of net debt                            Year-end                       30 June
                                                          2004                          2004
As reported under Irish GAAP                           2,440.7                       3,174.7
Proportionate consolidation of joint ventures            257.0                         258.3
Reclassification from miniority interest                  54.2                          65.0
Fair valuation of derivatives                              6.2                         (4.8)
Restated under IFRS                                    2,758.1                       3,493.2

* Extracted from audited consolidated financial statements for the year ended 31 December 2004



2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS UNDER IFRS

General

As noted above, all publicly quoted European companies in the EU are required to prepare consolidated financial statements in accordance with IFRS as adopted by the European Commission in respect of accounting periods commencing on or after 1 January 2005. The financial information presented in this announcement has been prepared in accordance with International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) and Standing Interpretations Committee Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.

Qualifications to be taken into account

The majority of the IASs/IFRSs have been approved by the European Commission. However, a number of IASs/IFRSs remain to be approved at the date of publication of this document, and failure to approve these outstanding standards in time for 2005 financial reporting could lead to changes in the basis of accounting or in the basis of presentation of certain financial information from that adopted for the purposes of this announcement.

Furthermore, the restated 2004 financial information provided in this document is subject to the issuance by the International Accounting Standards Board of additional Interpretations prior to the end of 2005 which may have retrospective impact and thus require to be applied in the 2005 financial statements and the related 2004 comparatives. As a result, it is possible that further changes may be required to the 2004 financial information contained in this document prior to its inclusion as comparative data in the published 2005 interim and year-end consolidated financial statements under IFRS.

The financial instruments accounting policy contained in this announcement takes full account of the revised version of IAS 39 approved by the European Commission under which the fair valuation of financial liabilities is prohibited. In addition, the European Commission has yet to approve the Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures enabling the recognition of actuarial gains and losses in the Statement of Recognised Income and Expense in the same manner as FRS 17 under Irish GAAP. As discussed below in greater detail, CRH has elected to adopt this Amendment in relation to accounting for actuarial gains and losses arising on the Group's defined benefit pension schemes and similar arrangements after the transition date prior to its effective date.

3. PRINCIPAL EXEMPTIONS AVAILED OF ON TRANSITION TO IFRS

Exemptions under IFRS 1 First-time Adoption of International Financial Reporting Standards

In accordance with IFRS 1, which establishes the framework for transition to IFRS by a first-time adopter such as CRH, the Group has elected, in common with the majority of listed companies, to avail of a number of specified exemptions from the general principle of retrospective restatement as follows:

  - Business combinations undertaken prior to the transition date of 1 January 2004 have not been subject to restatement; accordingly, goodwill as at the transition date is carried forward at its net book value and, together with goodwill arising on business combinations subsequent to the transition date, is subject to annual impairment testing in accordance with IAS 36 Impairment of Assets. As required under IFRS 1, goodwill was assessed for impairment as at the transition date and no impairment resulted from this exercise.
  - The fixed asset revaluation performed as at 31 December 1980 and referred to in note 11 to the financial statements in the 2004 Annual Report has been regarded as deemed cost and therefore remains unadjusted on transition to IFRS.
  - The cumulative actuarial gains and losses applicable to the Group's defined benefit pension schemes at the transition date have been recognised in full in the Transition Balance Sheet and adjusted against retained income.
  - IFRS require that on disposal of a foreign operation, the cumulative amount of currency translation differences previously recognised directly in reserves for that operation be transferred to the income statement as part of the profit or loss on disposal. CRH has deemed the cumulative currency translation differences applicable to foreign operations to be zero as at the transition date. The cumulative currency translation differences arising after the transition date (i.e. during 2004) have been reclassified from retained income to a separate component of equity (termed the "foreign currency translation reserve" in the attached documentation) with no net impact on capital and reserves attributable to the Company's equity holders.

As a result of the exemptions described above, financial results and summarised historical financial information previously published for the Group for periods prior to 2004 will not be restated under IFRS.

Other options availed of on transition

In compliance with the transitional arrangements set out in IFRS 2 Share-based Payment, this standard will be applied in respect of share options granted after 7 November 2002. The expense reported in the 2004 interim and full-year income statements is thus based on share options (including savings-related share options) issued in April 2003 and April 2004.

The Group has opted to pursue early implementation of the financial instruments standards (IAS 32 and IAS 39) with effect from the transition date taking account of the prohibition on the fair valuation of financial liabilities imposed by the version of IAS 39 approved by the European Commission. Given the delay encountered in securing European Commission approval, the effective date of the revised versions of IAS 32 and IAS 39 is 1 January 2005.

On the introduction of FRS 17 Retirement Benefits in 2001, CRH, together with the majority of publicly-listed entities, elected to continue to account for its pension obligations under SSAP 24 Accounting for Pension Costs and to disclose the impact of FRS 17 in the notes to the financial statements. FRS 17 requires immediate recognition of actuarial gains and losses on defined benefit pension schemes in the Statement of Total Recognised Gains and Losses (STRGL). The Group has therefore determined that prospective application of the corridor methodology under IAS 19 would not be appropriate and has elected to avail of early application of the Amendment to IAS 19 which enables the recognition of actuarial gains and losses in retained income via the Statement of Recognised Income and Expense.

The interest cost associated with pension scheme liabilities under IFRS, together with the expected return on pension scheme assets, are included within net finance costs on the face of the Income Statement. Current service costs and any past service items stemming from benefit enhancements or curtailments are dealt with as components of operating costs.

4. PRINCIPAL CHANGES ON TRANSITION TO IFRS

The standards which result in significant changes for CRH arising from transition to IFRS are summarised in the following paragraphs. The accounting policies which will apply under IFRS are set out in detail in Appendix 6, and a detailed analysis of the impact of each of these changes on CRH's 2004 full-year and interim Income Statements and Balance Sheets is shown in Appendices 2 to 3.

(i) IFRS 2 Share-based Payment

The fair value of share-based payments (mainly share options in the case of CRH) is expensed to the Income Statement on a straight-line basis over the vesting period of the options. In accordance with the exemption allowed on transition to IFRS, the fair value calculations have only been applied in respect of CRH share options granted after 7 November 2002. An expense of euro 9.7 million has been recognised in respect of the year ended 31 December 2004 (euro 4.1 million for the six-month period ended 30 June 2004).

In certain jurisdictions in which the Group operates, the cost of share options is deductible for tax purposes. Accordingly, under IFRS, a deferred tax asset has been recognised in the Balance Sheet on the deductible temporary difference arising in respect of share options based on the difference between the CRH share price as at the balance sheet date and the exercise price of the relevant outstanding options.

As at the transition date, the deferred tax asset amounted to euro 9.5 million and increased thereafter to euro 11.0 million as at 30 June 2004 and euro 18.5 million as at 31 December 2004. The increase in the deferred tax asset is largely attributable to the rise in the CRH share price from euro 16.28 at the transition date to euro 17.36 as at 30 June 2004 and euro 19.70 as at 31 December 2004.

The fair value of the share options has been arrived at using a trinomial model. The following are the inputs used in determining the fair value of share options:

  - The exercise price; the market price as at the grant date except in the case of savings-related share options which are issued at a 15% discount to the prevailing market price as at the grant date.
  - Future share price volatility; the annualised standard deviation of the continuously compounded rates of return on CRH shares over the expected term of the option based on monthly share price observations. In determining future volatility, historical volatility is employed as a guide and is assessed over a period commensurate with the expected term of the option.
  - The risk-free interest rate; the rate applicable to and available on (as at the grant date) zero-coupon euro-denominated and Sterling-denominated Government bonds with a remaining term equal to the expected term of the options being valued.
  - Expected dividend payments.

The impact of IFRS 2 on CRH is summarised as follows:
Euro millions                                                 Transition         H1 2004          FY 2004
Income Statement
Share options expense - operating costs                                            (4.1)            (9.7)
Deferred tax credit                                                                  1.5              9.0
Net impact - decrease in profit after tax                                          (2.6)            (0.7)
Balance Sheet
Deferred income tax asset                                            9.5            11.0             18.5
Total assets                                                         9.5            11.0             18.5
Other reserves                                                       3.9             8.0             13.6
Retained income                                                      5.6             3.0              4.9
Total equity and liabilities                                         9.5            11.0             18.5

(ii) IFRS 3 Business Combinations/IAS 38 Intangible Assets

IFRS 3 has been implemented by CRH with effect from the transition date. The Group has availed of the exemption under IFRS 1 enabling non-restatement of business combinations undertaken prior to the transition date. The principal implications of IFRS 3 for the financial information accompanying this announcement are as follows:

  - Cessation of goodwill amortisation in respect of subsidiary, joint venture and associated undertakings amounting to euro 101.4 million for full-year 2004 (euro 48.7 million for the six months ended 30 June 2004). The analysis of the goodwill amortisation write-back between subsidiary, joint venture and associated undertakings is highlighted in the table overleaf and in the Irish GAAP to IFRS Group Income Statement reconciliations in Appendices 2 and 3.
  - The acquisition balance sheets for business combinations completed by CRH during 2004 have been restated to recognise intangible assets (comprising primarily customer relationships, non-compete agreements, franchise agreements and trade marks); this results in a corresponding reduction in the goodwill figure in the acquisition balance sheets. The amortisation charge in respect of the intangible assets thus recognised was euro 4.1 million in the full year (euro 1.5 million for the interim period), and the net intangible asset at 31 December 2004 amounted to euro 17.2 million (euro
    12.9 million as at 30 June 2004).
  - The acquisition balance sheets of 2004 business combinations have also been restated to discount provisions and deferred consideration and to take account of other differences in accounting policies on transition to IFRS, including the measurement of finished goods and work-in-progress inventory at adjusted selling prices and the recognition of deferred tax on a temporary differences basis. In contrast to SSAP 9 Stocks and Long-Term Contracts, which governed stock/inventory valuation under Irish GAAP, IFRS 3 (in common with US GAAP) stipulates that finished goods and work-in-progress inventory should be valued on the basis of selling price in acquisition balance sheets adjusted in respect of (i) costs of disposal; (ii) a reasonable profit allowance for selling effort; and (iii) costs of conversion (in relation to work-in-progress inventory only).
  - Where an excess arises between the fair value of the identifiable assets, liabilities and contingent liabilities in the acquisition balance sheet and the cost of the business combination (i.e. "negative goodwill" under previous GAAP), IFRS 3 requires that this excess be credited to the Income Statement. Negative goodwill of euro 10.9 million has been credited to the full-year 2004 Group Income Statement (euro 0.9 million for the interim period) in respect of business combinations completed during 2004.
  - In addition to the above, IFRS 3 introduces a number of other changes which impact accounting for business combinations. In particular, the standard tightens the window within which the fair values allocated on acquisition may be restated (twelve months from the date of acquisition) and requires that contingent liabilities relating to business combinations be recognised in the acquisition balance sheet subject to fair value being reliably estimable as at the acquisition date. As dictated by IFRS 3, IAS 38 Intangible Assets and IAS 36 Impairment of Assets have also been applied with effect from the transition date. In accordance with IAS 36, goodwill arising on business combinations completed during 2004 has been subjected to impairment testing and no impairment arose.

The impact on the CRH financial statements of applying the business combinations and intangible assets standards under IFRS is summarised in the following table:

euro millions                                                                     H1 2004          FY 2004
Income Statement
Total goodwill amortisation add-back                                                 48.7            101.4
Less: applicable to joint ventures and associates (see (v) below)                   (3.4)            (8.3)
Goodwill amortisation applicable to subsidiaries                                     45.3             93.1
Amortisation of intangible assets                                                   (1.5)            (4.1)
Restatement of inventory to fair value for 2004 acquisitions                        (1.9)            (3.3)
Negative goodwill on 2004 acquisitions                                                0.9             10.9
Current tax charge                                                                      -            (1.9)
Net impact - increase in profit after tax                                            42.8             94.7
Balance Sheet
Intangible assets                                                                    47.4             95.2
Investments in associates                                                           (0.2)              0.7
Inventories                                                                             -              1.3
Total assets                                                                         47.2             97.2
Foreign currency translation reserve                                                  0.1            (3.6)
Retained income                                                                      46.2            103.0
Minority interest                                                                     1.7              1.7
Current income tax liabilities                                                          -              1.8
Provisions and trade and other payables - discounting                               (0.8)            (5.7)
Total equity and liabilities                                                         47.2             97.2



(iii) IAS 12 Income Taxes

The requirements of IAS 12 have been retrospectively applied in the attached restatements of CRH's 2004 results with the cumulative adjustment as at the transition date reflected in the Transition Balance Sheet.

IAS 12 requires that deferred tax be accounted for on the basis of temporary differences rather than timing differences which form the basis of the equivalent standard under Irish GAAP. This difference in methodology results in an overall increase in the net CRH deferred tax liability under IFRS. The adjustments made to deferred tax assets and liabilities on transition to IFRS principally relate to the following issues:

  - Under Irish GAAP (FRS 19 Deferred Tax), deferred tax was not provided on fair value asset uplifts in business combinations if these uplifts did not give rise to timing differences between the tax base and the book value of the revalued assets. The recognition under IAS 12 of the deferred tax liabilities on the differences arising from such revaluations is the principal reason underlying cumulative adjustments of euro 371.8 million as at the transition date, euro 392.9 million as at 30 June 2004 and euro 377.1 million as at 31 December 2004. These figures exclude the impact of asset revaluations in joint venture undertakings which are subject to proportionate consolidation under IAS 31 and are addressed below.
  - The recognition of these additional deferred tax liabilities in the Group Balance Sheet under IFRS gives rise to a deferred tax credit of euro 7.4 million in the 2004 Group Income Statement (euro 3.8 million for the six months ended 30 June 2004).
  - IAS 12 requires that a deferred tax liability be recognised in respect of all rolled-over capital gains as opposed to those merely anticipated to crystallise. The Transition Balance Sheet adjustments include an amount of euro 31.0 million in this respect with euro 32.6 million being recognised as at 30 June 2004 and euro 31.0 million as at 31 December 2004.
  - Due to the focus of IAS 12 on temporary differences and the fact that provisions are being discounted under IFRS, deferred tax assets arise which have previously not been recognised under Irish GAAP. In addition, deferred tax assets have been recognised in relation to tax losses where it is probable that taxable profits will be available against which the losses may be offset in the foreseeable future and in respect of share options and defined benefit pension schemes as noted in the paragraphs dealing with IFRS 2 above and IAS 19 below.
  - As a result of the adoption of proportionate consolidation for joint venture undertakings and the move to IAS 12 as the basis for deferred tax computation, the Transition Balance Sheet reflects deferred tax assets and liabilities of euro 4.1 million and euro 13.2 million respectively. The significant uplift in the Group's share of the deferred tax liabilities of joint venture undertakings as at the interim and year-end balance sheet dates principally reflects the recognition of a temporary difference of circa euro 154.9 million (CRH share (49%): euro 75.9 million) attributable to the fair value asset uplift in the Secil joint venture transaction completed in June 2004.

In addition to the provisions of IAS 12 described above, IAS 1 Presentation of Financial Statements requires separate disclosure of deferred tax assets and liabilities on the face of the balance sheet. The Group's restated Balance Sheets at the transition date and as at 30 June 2004 and 31 December 2004 therefore contain reclassifications of amounts previously netted within the overall Group deferred tax liability; these amounts were euro 194.7 million, euro 202.3 million and euro 167.8 million as at the respective balance sheet dates.

The impact of these standards for CRH is summarised as follows:


euro millions                                                    Transition            H1 2004             FY 2004
Income Statement
Temporary differences methodology under IAS 12                                           (0.5)               (0.4)
Deferred tax credit arising from recognition of temporary differences                      3.8                 7.4
Net impact - increase in profit after tax                                                  3.3                 7.0
Balance Sheet
Mineral reserves uplift arising on 2004 acquisitions                      -                  -                19.4
Increase to goodwill on 2004 acquisitions                                 -               10.8                 7.4
Deferred income tax assets:
- Reclassification from deferred tax liabilities                      194.7              202.3               167.8
- Temporary differences not previously recognised                      36.3               38.6                39.6
Total assets                                                          231.0              251.7               234.2
Foreign currency translation reserve                                      -             (12.9)                17.9
Retained income                                                     (365.9)            (362.6)             (358.9)
Minority interest                                                     (0.6)              (0.6)               (0.7)
Deferred income tax liabilities:
- Reclassification to deferred tax assets                             194.7              202.3               167.8
- Temporary differences (mainly revaluation uplifts)                  371.8              392.9               377.1
- Rollover relief                                                      31.0               32.6                31.0
Total equity and liabilities                                          231.0              251.7               234.2

Note: the impact on deferred tax of share options (IFRS 2), defined benefit pension schemes (IAS 19), financial instruments (IAS 39) and proportionate consolidation of joint venture undertakings (IAS 31) is addressed in the individual sections dealing with these issues.

Unremitted earnings in subsidiary, joint venture and associated undertakings

IAS 12 requires that deferred tax is recognised in respect of unremitted earnings in subsidiary, joint venture and associated undertakings except where specific conditions are satisfied. No provision has been recognised by CRH in respect of subsidiary and joint venture undertakings as there is no commitment to remit earnings. A deferred tax liability has been recognised in relation to unremitted earnings of associated undertakings on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

Investments in subsidiary, joint venture and associated undertakings

No provision has been made for temporary differences applicable to investments in subsidiaries and joint ventures as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Due to the absence of control in the context of associated undertakings (significant influence by definition), deferred tax liabilities are recognised where appropriate.



(iv) IAS 19 Employee Benefits

In compliance with IAS 19, the assets and liabilities of the defined benefit pension schemes operated by various Group companies have been capitalised gross of deferred tax on the face of the Balance Sheet within retirement benefit obligations. The amounts reflected in the Transition and end-2004 Balance Sheets are in accordance with the FRS 17 disclosures previously provided in the 2003 and 2004 CRH Annual Reports save for the recording of assets at bid value as opposed to mid-market under IAS 19. Deferred tax has been computed in respect of the various defined benefit pension schemes and the related deferred tax assets and liabilities are included in the restatements at the various balance sheet dates. In addition, amounts previously included within provisions in respect of long-service commitments, post-retirement healthcare obligations and similar items have been reclassified to retirement benefit obligations in the restated IFRS balance sheets. These amounts have historically been subject to actuarial valuation and no restatement arises on transition to IFRS.

In accordance with the exemption afforded by IFRS 1, the Group has elected to recognise all cumulative actuarial gains and losses attributable to its defined benefit pension schemes as at the transition date. The alternative of retrospective application of the corridor methodology under IAS 19 has not been availed of. In addition, in line with the Amendment to IAS 19 and Irish GAAP, actuarial gains and losses arising after the transition date are dealt with in retained income via the Statement of Recognised Income and Expense. This change in accounting policy has also been applied to the Group's joint venture undertakings which are proportionately consolidated under IFRS (see section (v) below).

The impact of IAS 19 on CRH is summarised as follows:
euro millions                                                 Transition          H1 2004          FY 2004
Income Statement
Operating costs                                                                     (1.2)            (0.1)
Finance costs                                                                         4.2              8.5
Tax charge                                                                          (0.4)            (2.0)
Net impact - increase in profit after tax                                             2.6              6.4
Balance Sheet
Goodwill - arising on 2004 business combinations                       -                -              0.6
Deferred income tax assets                                          77.9             85.8            101.2
Total assets                                                        77.9             85.8            101.8
Foreign currency translation reserve                                   -            (5.1)              2.5
Retained income                                                  (131.7)          (132.2)          (213.2)
Deferred income tax liabilities                                      4.8              8.0                -
Retirement benefit obligations                                     230.4            241.1            337.0
Removal of accrual for contributions payable                      (25.6)           (26.0)           (25.1)
Current income tax liabilities                                         -                -              0.6
Total equity and liabilities                                        77.9             85.8            101.8



(v) IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates

Joint Venture Undertakings

In line with the benchmark methodology contained in IAS 31, the Group has opted to apply proportionate consolidation in accounting for its interests in joint venture undertakings. The financial asset and share of results (on a gross equity accounting basis) previously reported under Irish GAAP have accordingly been reclassified across the appropriate balance sheet and income statement captions in the accompanying appendices. The balance sheets of joint venture undertakings at the transition date and at 30 June and 31 December 2004 have been adjusted to take account of differences between Irish GAAP and IFRS; the adjustments related principally to the re-computation of deferred tax on a temporary differences basis, the separate recognition of deferred tax assets and liabilities, the write-back of goodwill amortisation charged in 2004 and the inclusion of the assets and liabilities of defined benefit pension schemes in retirement benefit obligations.

Save for the aforementioned adjustments to the carrying values of assets and liabilities on transition, the application of proportionate consolidation is purely presentational with no net impact on results or financial position. Under proportionate consolidation, the income statements, balance sheets and cash flow statements of these entities will be included on a line-by-line basis in the respective CRH consolidated financial statements.

The significant uplift in the asset and liability figures between the transition date and 30 June 2004 as shown in the table below relates predominantly to the inclusion of the Secil joint venture deal which closed in June 2004.

The impact of proportionate consolidation of joint ventures is as follows:


euro millions                                                Transition           H1 2004             FY 2004
Income Statement
Goodwill amortisation add-back                                                        3.6                 7.4
Temporary differences methodology under IAS 12                                        1.1               (2.6)
Net impact - increase in profit after tax                                             4.7                 4.8
Balance Sheet
Non-current assets*                                               175.7             291.6               314.7
Current assets                                                    126.6             273.8               252.2
Total assets                                                      302.3             565.4               566.9
Total equity                                                        1.1               4.9                 1.1
Non-current liabilities                                           188.8             384.1               394.7
Current liabilities                                               112.4             176.4               171.1
Total liabilities                                                 301.2             560.5               565.8
Total equity and liabilities                                      302.3             565.4               566.9
Net debt                                                          177.6             258.3               257.0

* The non-current assets figures include amounts in respect of entities classified as joint venture undertakings under previous GAAP which have been reclassified as associated undertakings under IFRS (as detailed in the paragraph overleaf).

Associated Undertakings

Under IAS 28, investments in associated undertakings are accounted for on an equity basis, which is consistent with Irish GAAP. However, under Irish GAAP, results of associated undertakings were presented in the profit and loss account on the basis of the reporting entity's share of operating profit, interest and tax; in contrast, under IAS 28 the Group's share of profit after tax of associated undertakings is shown as a single line item in the Group Income Statement.

On adopting IFRS, certain entities accounted for as joint ventures under Irish GAAP have been reclassified as associated undertakings and consequently fall to be accounted for under the equity method as opposed to proportionate consolidation. The presentational impact on the Group Income Statement and Balance Sheet of these reclassifications (which have no net effect on reported profit or on net financial position) is separately highlighted in Appendices 2 and 3.

The impact on the Group Income Statements of the application of the equity accounting rules under IAS 28 and of the reclassification of former joint ventures as associates are summarised as follows:

euro millions                                                                    H1 2004              FY 2004
(i) Application of equity accounting under IAS 28
Removal of Group share of:
Operating profit                                                                   (3.2)               (21.7)
Profit on disposal of fixed assets                                                     -                (0.3)
Finance costs                                                                      (0.3)                  1.1
Tax                                                                                  1.3                  6.0
Profit after tax                                                                     2.2                 14.9
Goodwill amortisation                                                              (0.2)                  0.9
Net impact - add-back of goodwill amortisation                                     (0.2)                  0.9
(ii) Reclassification of joint ventures to associates
Removal of Group share of:
Revenue                                                                           (63.1)               (66.6)
Operating profit                                                                   (8.0)                (5.4)
Profit on disposal of fixed assets                                                 (0.4)                (0.2)
Finance costs (net)                                                                  1.7                  1.1
Tax                                                                                  1.6                    -
Profit after tax                                                                     5.1                  4.5
Net impact                                                                             -                    -



(vi) IAS 32 Financial Instruments: Disclosure and Presentation

As disclosed in the Transition Balance Sheet in Appendix 4, euro 65.7 million of non-recourse preference capital funding pertaining to the Group's investment in its associated undertaking in Israel has been reclassified from minority interest into non-current interest-bearing loans and borrowings. The required balance sheet reclassifications from minority interest to non-current interest-bearing loans and borrowings as at 30 June 2004 and 31 December 2004 amounted to euro 65.0 million and euro 54.2 million respectively; in tandem with the above, the interest costs attaching to the preference capital previously reported within minority interest (amounting to euro 2.1 million in the full year and euro 1.0 million at interim 2004) have been reclassified to net finance costs in the accompanying Income Statements.



(vii) IAS 37 Provisions, Contingent Liabilities and Contingent Assets

Provisions and deferred/contingent acquisition consideration have been discounted to net present cost on transition to IFRS; the net credit of euro
49.4 million to retained income in the Transition Balance Sheet reflects the impact of discounting provisions at the transition date and relates predominantly to long-dated environmental and self-insurance provisions and deferred/contingent consideration on business combinations. In accordance with IAS 37, the discount booked to the Transition Balance Sheet will be unwound through the Income Statement as a component of net finance costs and the net present cost will be accreted over time to nominal amount.

The following is the summarised impact for CRH of the discounting of provisions:

euro millions                                                    Transition          H1 2004          FY 2004
Income Statement
Reduction in operating costs                                                             2.5              9.4
Unwinding of provisions - finance costs                                                (5.2)           (11.3)
Net impact - decrease in profit after tax                                              (2.7)            (1.9)
Balance Sheet
Assets: Trade and other receivables                                    13.1             19.9             10.4
Foreign currency translation reserve                                      -              1.1            (1.3)
Retained income                                                        49.4             46.7             47.5
Trade and other payables                                                5.4            (3.7)              1.6
Discounting and reclassifications of provisions                      (41.7)           (24.2)           (37.4)
Total equity and liabilities                                           13.1             19.9             10.4



(viii) IAS 39 Financial Instruments: Recognition and Measurement

The Group uses financial instruments throughout its businesses: borrowings, cash, cash equivalents and short-dated deposits are used to finance the Group's operations; trade debtors and trade creditors arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings.

The transition to IAS 39, which governs the recognition and measurement of financial instruments under IFRS, gives rise to a significant change in the methodology of accounting for financial instruments requiring, in general, that financial instruments are recorded initially at fair value with subsequent measurement either at fair value or amortised cost dependent on the nature of the financial asset or financial liability. Under IAS 39, derivatives are always measured at fair value (i.e. are "marked-to-market") with changes in value arising from fluctuations in interest rates, foreign exchange rates and commodity prices inter alia. Irish GAAP focused on the disclosure, rather than the recognition, of financial instrument exposures.

Prior to the conversion to IAS 39, the majority of derivatives were not recognised in financial statements until settlement of the hedged item; this methodology was consistent with Irish GAAP and was applied by CRH in its consolidated financial statements until the end of 2004.

As highlighted in the qualifications section above (page 4), the financial instruments framework under IFRS has not been finalised at the date of issue of this announcement. The accompanying restatements have been undertaken based on the version of IAS 39 approved by the European Commission which prohibits the fair valuation of financial liabilities.

The Group has elected to pursue early adoption of both IAS 39 and IAS 32 with effect from the transition date. Whilst the application of IAS 32 has no direct impact on this announcement given its focus on disclosures and presentation, early application of this standard implies that the 2005 Annual Report will contain full disclosures for the comparative period.

The impact of application of IAS 39 on the restated IFRS consolidated CRH Income Statement and Balance Sheet may be summarised as follows:

  - The net impact of the various adjustments required under IAS 39 on Group debt is an increase of euro 3.3 million as at the transition date followed by a decrease of euro 4.8 million as at 30 June 2004 and an increase of euro
    6.2 million as at 31 December 2004.
  - As discussed in more detail in the accounting policies provided in Appendix 6, the following classifications have been adopted in respect of the financial instruments employed by CRH:
      - Cash and cash equivalents are defined as those items which have an original maturity of three months or less from the date of acquisition. Where the original maturity exceeds three months, the items are classified within financial assets and recorded at either amortised cost or at fair value.
      - Derivative financial instruments are measured at fair value in all cases with hedge accounting employed in respect of those derivatives fulfilling the stringent requirements for hedge accounting laid down in IAS 39; in general, these criteria relate to the documentation of the hedging relationship, upfront designation of such in accordance with the subsequent paragraph and the expectation that the hedge will be highly effective throughout its life from inception. Where the criteria enabling the employment of hedge accounting are not satisfied, movements in the related derivatives are reported in the Group Income Statement either in operating costs or net finance costs as appropriate. The total charge of euro 7.2 million in the full-year 2004 Income Statement (euro
        3.3 million income as at the interim stage) is attributable to a combination of hedge ineffectiveness and movements on non-qualifying hedging instruments.
      - In applying hedge accounting, IAS 39 identifies three categories of hedges - fair value, cash flow and net investment. In the case of fair value hedges, movements in fair value between the hedged item and the hedging instrument are dealt with through the income statement with any measure of ineffectiveness being reflected either as a debit or a credit (in the case of overly effective hedges still falling within the 80%-125% corridor stipulated in IAS 39). Where hedging instruments are classified as cash flow or net investment hedges, movements in fair value are accounted for through equity and released to the income statement over time as changes in the hedged cash flow are recognised. Ineffectiveness on fair value, cash flow and net investment hedges is reflected in the income statement.

The impact on CRH of the application of IAS 39 is summarised as follows:

euro millions                                                Transition          H1 2004             FY 2004

Income Statement
Operating costs                                                                      0.8               (3.2)
Finance costs                                                                        4.1               (3.8)
Deferred tax                                                                       (1.6)               (0.2)
Net impact - increase/(decrease) in profit after tax                                 3.3               (7.2)
Balance Sheet
Deferred income tax assets                                          0.9              0.3                 1.1
Derivative financial instruments                                  223.9            184.1               174.3
Total assets                                                      224.8            184.4               175.4
Foreign currency translation reserve                                  -              2.3                 5.1
Retained income                                                   (3.6)              0.1              (11.1)
Interest-bearing loans and borrowings                              26.2            (8.7)              (81.8)
Derivative financial instruments                                  201.0            188.0               262.3
Deferred income tax liabilities                                     1.2              2.7                 0.9
Total equity and liabilities                                      224.8            184.4               175.4
Reconciliation of net debt
As reported under Irish GAAP                                    2,308.1          3,174.7             2,440.7
Proportionate consolidation of joint ventures (v)                 177.6            258.3               257.0
Reclassification of preference capital (vi)                        65.7             65.0                54.2
Mark-to-market of derivatives                                       3.3            (4.8)                 6.2
Net debt under IFRS                                             2,554.7          3,493.2             2,758.1



                                                                      Appendix 1
                                                                     Page 1 of 2



Independent auditors' report to the Directors of CRH plc on the preliminary IFRS consolidated financial statements for the year ended 31 December 2004

We have audited the accompanying preliminary International Financial Reporting Standards ("IFRS") consolidated financial statements of CRH plc ("the Company") for the year ended 31 December 2004 which comprise the Group Balance Sheet as at 1 January 2004, the Group Income Statement and Group Statement of Recognised Income and Expense for the year ended 31 December 2004, the Group Balance Sheet as at 31 December 2004 together with the related accounting policies under IFRS and segmental information set out on pages 31 to 40 and 27 and 28 respectively but excluding half year information.

This report is made solely to the Directors in accordance with our engagement letter dated 25 April 2005. Our audit work has been undertaken so that we might state to the Directors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of the Company's Directors and Ernst & Young, Chartered Accountants

These preliminary IFRS consolidated financial statements are the responsibility of the Company's Directors and have been prepared as part of the Company's conversion to IFRS. They have been prepared in accordance with the basis set out in sections 2 and 3 to the Restatement of 2004 Results under IFRS and Appendix 6, which describe how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS consolidated financial statements as at 31 December 2005.

Our responsibility is to express an independent opinion on the preliminary IFRS consolidated financial statements based on our audit. We read the other information accompanying the preliminary IFRS consolidated financial statements and consider whether it is consistent with the preliminary IFRS consolidated financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS consolidated financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the preliminary IFRS consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the preliminary IFRS consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the preliminary IFRS consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that section 2 to the Restatement of 2004 Results under IFRS explains why there is a possibility that the preliminary IFRS consolidated financial statements may require adjustment before constituting the final IFRS consolidated financial statements. Moreover, we draw attention to the fact that, under IFRS only a complete set of consolidated financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRS.

We also draw attention to the fact that we have not audited the Group Balance Sheet of the Company, the related Group Income Statement, Group Statement of Recognised Income and Expense and related segmental information for the half year ended 30 June 2004.


                                                                      Appendix 1
                                                                     Page 2 of 2

Opinion

In our opinion, the preliminary IFRS consolidated financial statements for the year ended 31 December 2004 have been prepared, in all material respects, in accordance with the basis set out in sections 2 and 3 to the Restatement of 2004 Results under IFRS and Appendix 6, which describe how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS consolidated financial statements as at 31 December 2005.



Ernst & Young, Chartered Accountants

Registered Auditors

27 May 2005







                                                                                                Appendix 2
                                                                                               Page 1 of 4
CRH plc
GROUP INCOME STATEMENT
for the year ended 31 December 2004
                                                                            Restated under IFRS
                                                                                      Audited
                                                                               Continuing operations
                                                                                         Joint
                                                                                      Ventures       Total
                                                                                2004      2004        2004
                                                                                EURm      EURm        EURm
Revenue                                                                     12,280.1     474.4    12,754.5
Cost of sales                                                                8,415.5     301.9     8,717.4
Gross profit                                                                 3,864.6     172.5     4,037.1
Operating costs                                                              2,706.8     110.1     2,816.9
Group operating profit                                                       1,157.8      62.4     1,220.2
Profit on disposal of fixed assets                                               9.3       1.5        10.8
Profit before finance costs                                                  1,167.1      63.9     1,231.0
Finance costs (net)                                                            134.7      11.7       146.4
Group share of equity-accounted profit after tax of associates                  19.4         -        19.4
Profit before tax                                                            1,051.8      52.2     1,104.0
Income tax expense                                                             218.6      13.6       232.2
Group profit after tax for the financial year                                  833.2      38.6       871.8
Profit attributable to:
Equity holders of the Company                                                  827.5      38.6       866.1
Minority interest                                                                5.7         -         5.7
Group profit after tax for the financial year                                  833.2      38.6       871.8
Earnings per Ordinary Share - basic                                                                 163.6c
GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 31 December 2004

                                                                                                   Audited
                                                                                                      2004
                                                                                                      EURm
Items of income and expense recognised directly within equity:
Currency translation effects                                                                        -179.9
Actuarial loss                                                                                      -119.2
Deferred tax asset on Group defined benefit pension schemes                                           31.3
Losses relating to cash flow hedges                                                                   -0.3
Net expense recognised directly in equity                                                           -268.1
Group profit after tax for the financial year                                                        871.8
Total recognised income and expense for the financial year                                           603.7
Attributable to:
Equity holders of the Company                                                                        599.8
Minority interest                                                                                      3.9
Total recognised income and expense for the financial year                                           603.7



                                                                                                       Appendix 2
                                                                                                      Page 2 of 4
CRH plc
GROUP INCOME STATEMENT FULL-YEAR 2004 - RECONCILIATION FROM IRISH GAAP TO IFRS

                                               Adjustments under IFRS

                        Share    Busi-
All figures   Previous  based     ness       In-             Joint                          Dividends/   Restated
in               Irish   pay-    comb- tangible Income  Pen-  ven- Associ-     Dis-   Deri-      Min.      under
EUR millions      GAAP  ments inations   assets    tax sions tures    ates counting vatives  interest       IFRS
Turnover
incl.share
of
joint
ventures     12,819.7
Less: share
of
joint
ventures        539.6
Group
turnover     12,280.1                                         474.4                                      12,754.5
Cost of
sales         8,412.2              3.3                        301.9                                       8,717.4
Gross
profit        3,867.9             -3.3                        172.5                                       4,037.1
Operating
costs
excluding
goodwill
amortisation  2,710.0    9.7     -10.9      4.1          0.1  110.1            -9.4     3.2               2,816.9
Group
operating
profit        1,157.9   -9.7       7.6     -4.1         -0.1   62.4             9.4    -3.2               1,220.2
Share of
JV's
operating
profit           67.4                                         -67.4                                             -
Share of
associates'
operating
profit           21.7                                                -21.7                                      -
Operating
profit
excluding
goodwill
amortisation  1,247.0   -9.7       7.6     -4.1         -0.1   -5.0  -21.7      9.4    -3.2               1,220.2
Goodwill
amortisation    101.4            -93.1                         -7.4   -0.9                                      -
Profit on
disposal of
fixed assets     11.3                                          -0.2   -0.3                                   10.8
Profit on
ordinary
activities
before
interest      1,156.9   -9.7     100.7     -4.1         -0.1    2.2  -21.1      9.4    -3.2               1,231.0
Group
interest
payable
(net)           126.0                                   -8.5   11.7            11.3     3.8        2.1      146.4
Share of
JV's
and
associates'
interest         13.9                                         -12.8   -1.1                                      -
Share of
associates'
profit after
tax                 -                                           4.5   14.9                                   19.4
Profit on
ordinary
activities
before
taxation      1,017.0   -9.7     100.7     -4.1          8.4    7.8   -5.1     -1.9    -7.0       -2.1    1,104.0
Taxation on
profit on
ordinary
activities      247.1   -9.0       1.9            -7.0   2.0    3.0   -6.0              0.2                 232.2
Profit on
ordinary
activities
after
taxation        769.9   -0.7      98.8     -4.1    7.0   6.4    4.8    0.9     -1.9    -7.2       -2.1      871.8
Profit
applicable
to
equity
minority
interests         7.8                                                                             -7.8          -
Preference
dividends         0.1                                                                             -0.1          -
Profit for
the
year
attributable
to ordinary
shareholders    762.0   -0.7      98.8     -4.1    7.0   6.4    4.8    0.9     -1.9    -7.2        5.8      871.8
Dividends
paid             51.0                                                                            -51.0          -
Dividends
proposed        124.7                                                                           -124.7          -
Profit
retained for
the
financial       586.3   -0.7      98.8     -4.1    7.0   6.4    4.8    0.9     -1.9    -7.2      181.5      871.8
year


                                                                                    Appendix 2
                                                                                   Page 3 of 4
CRH plc
GROUP BALANCE SHEET AS AT 31 DECEMBER 2004
                                                                                      Restated
                                                                                    under IFRS
                                                                                       Audited
                                                                                          2004
                                                                                          EURm
ASSETS
Non-current assets
Property, plant and equipment                                                          5,830.6
Intangible assets                                                                      1,774.1
Investments in associates                                                                178.8
Derivative financial instruments                                                         173.2
Other financial assets                                                                   113.2
Deferred income tax assets                                                               335.3
Total non-current assets                                                               8,405.2
Current assets
Inventories                                                                            1,308.9
Trade and other receivables                                                            1,973.1
Derivative financial instruments                                                           1.1
Liquid investments                                                                       311.7
Cash and cash equivalents                                                              1,072.0
Total current assets                                                                   4,666.8
Total assets                                                                          13,072.0
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital                                                                     181.0
Non-equity share capital                                                                   1.2
Share premium account                                                                  2,149.3
Other reserves                                                                            23.5
Foreign currency translation reserve                                                    -179.9
Retained income                                                                        2,770.1
                                                                                       4,945.2
Minority interest                                                                         34.2
Total equity                                                                           4,979.4
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                                                  3,802.4
Derivative financial instruments                                                          51.9
Deferred income tax liabilities                                                          987.4
Trade and other payables                                                                 122.0
Retirement benefit obligations                                                           349.7
Provisions for other liabilities and charges                                             182.3
Capital grants                                                                            12.4
Total non-current liabilities                                                          5,508.1
Current liabilities
Trade and other payables                                                               1,742.1
Current income tax liabilities                                                           284.5
Interest-bearing loans and borrowings                                                    251.4
Derivative financial instruments                                                         210.4
Provisions for other liabilities and charges                                              96.1
Total current liabilities                                                              2,584.5
Total liabilities                                                                      8,092.6
Total equity and liabilities                                                          13,072.0


                                                                                               Appendix 2
                                                                                              Page 4 of 4
CRH plc
GROUP BALANCE SHEET AS AT 31 DECEMBER 2004 - RECONCILIATION FROM IRISH GAAP TO IFRS

                                          Adjustments under IFRS

                        Share    Busi-
All figures   Previous  based     ness               Joint                 Dividends/             Restated
in               Irish   pay-    comb- Income  Pen-   ven-     Dis-   Deri-      Min.   Reclass-     under
EUR millions      GAAP  ments inations    tax sions  tures counting vatives  interest ifications      IFRS
ASSETS

Non-current
assets
Property,
plant and
equipment      5,319.9                   19.4        491.3                                         5,830.6
Intangible
assets -
goodwill       1,443.5            78.0    7.4   0.6  227.4                                         1,756.9
Intangible
assets - other       -            17.2                                                                17.2
Investments
in joint
ventures:
- share of
gross assets     993.1                              -993.1                                               -
- share of
gross
liabilities     -535.1                               535.1                                               -
- loans to
joint ventures    83.5                               -83.5                                               -
Investments in
associates       149.2             0.7                28.9                                           178.8
Derivative
financial
instruments          -                                                173.2                          173.2
Other
financial
assets            11.7                               101.5                                           113.2
Deferred
income tax
assets               -   18.5           207.4 101.2    7.1              1.1                          335.3
Total
non-current
assets         7,465.8   18.5     95.9  234.2 101.8  314.7            174.3                        8,405.2

Current
assets
Inventories    1,249.6             1.3                58.0                                         1,308.9
Trade and
other
receivables    1,829.8                               132.9     10.4                                1,973.1
Derivative
financial
instruments          -                                                  1.1                            1.1
Liquid
investments          -                                                                     311.7     311.7
Cash and cash
equivalents    1,322.4                                61.3                                -311.7   1,072.0
Total current
assets         4,401.8             1.3               252.2     10.4     1.1                        4,666.8

Total assets  11,867.6   18.5     97.2  234.2 101.8  566.9     10.4   175.4                       13,072.0

EQUITY

Capital and
reserves
attributable
to the
Company's
equity
holders
Equity share
capital          181.0                                                                               181.0
Non-equity
share capital      1.2                                                                                 1.2
Share premium
account        2,149.3                                                                             2,149.3
Other reserves     9.9   13.6                                                                         23.5
Hedging              -                                                                                   -
reserve
Foreign
currency
translation
reserve              -            -3.6   17.9   2.5   -0.4     -1.3     5.1               -200.1    -179.9
Retained
income         2,876.4    4.9    103.0 -358.9 -213.2  -3.3     47.5   -11.1     124.7      200.1   2,770.1
               5,217.8   18.5     99.4 -341.0 -210.7  -3.7     46.2    -6.0     124.7              4,945.2
Minority
interest          82.6             1.7   -0.7          4.8                      -54.2                 34.2
Total equity   5,300.4   18.5    101.1 -341.7 -210.7   1.1     46.2    -6.0      70.5              4,979.4

LIABILITIES

Non-current
liabilities
Interest-bearing
loans and
borrowings     3,351.1                               274.3            122.8      54.2              3,802.4
Derivative
financial
instruments          -                                                 51.9                           51.9
Deferred
income tax
liabilities      528.3                  371.4         86.8              0.9                          987.4
Trade and
other payables   103.4            -5.0                29.7     -6.1                                  122.0
Retirement
benefit
obligations          -                         347.2   2.5                                           349.7
Provisions for
other
liabilities
and charges      325.7             0.3         -10.2         -133.5                                  182.3
Capital grants    11.0                                 1.4                                            12.4
Total
non-current
liabilities    4,319.5            -4.7  371.4  337.0 394.7   -139.6   175.6      54.2              5,508.1

Current
liabilities
Trade and
other payables 1,638.0          -1.0           -25.1 122.5      7.7                                1,742.1
Current income
tax
liabilities       73.0           1.8    204.5    0.6   4.6                                           284.5
Interest-bearing
loans and
borrowings       412.0                                44.0           -204.6                          251.4
Derivative
financial
instruments          -                                                210.4                          210.4
Provisions for
other
liabilities
and charges          -                                         96.1                                   96.1
Dividends
proposed         124.7                                                        -124.7                     -
Total current
liabilities    2,247.7           0.8    204.5  -24.5 171.1    103.8     5.8   -124.7               2,584.5

Total
liabilities    6,567.2          -3.9    575.9  312.5 565.8    -35.8   181.4    -70.5               8,092.6

Total equity
and
liabilities   11,867.6   18.5   97.2    234.2  101.8 566.9     10.4   175.4                       13,072.0

Net debt (note
1)             2,440.7      -      -        -      - 257.0        -     6.2     54.2           -   2,758.1

Note 1.        Net debt as reported by CRH under Irish GAAP comprised current and non-current interest-bearing loans and borrowings, net of cash and cash equivalents. Under IFRS, current and non-current derivative financial instruments and liquid investments are separately reported in the balance sheet and are also included in the net debt number shown here.



                                                                                                       Appendix 3
                                                                                                      Page 1 of 4
CRH plc
GROUP INCOME STATEMENT
for the six months ended 30 June 2004
                                                                                      Restated under IFRS
                                                                                          Unaudited
                                                                                    Continuing operations
                                                                                             Joint
                                                                                          Ventures          Total
                                                                               2004           2004           2004
                                                                               EURm           EURm           EURm
Revenue                                                                     5,473.0          134.9        5,607.9
Cost of sales                                                               3,836.5           76.8        3,913.3
Gross profit                                                                1,636.5           58.1        1,694.6
Operating costs                                                             1,281.0           43.4        1,324.4
Group operating profit                                                        355.5           14.7          370.2
Profit on disposal of fixed assets                                              5.5            0.5            6.0
Profit before finance costs                                                   361.0           15.2          376.2
Finance costs (net)                                                            59.8            4.3           64.1
Group share of equity-accounted profit after tax of associates                  7.3              -            7.3
Profit before tax                                                             308.5           10.9          319.4
Income tax expense                                                             59.4            4.1           63.5
Group profit after tax for the financial period                               249.1            6.8          255.9
Profit attributable to:
Equity holders of the Company                                                 245.6            6.8          252.4
Minority interest                                                               3.5              -            3.5
Group profit after tax for the financial period                               249.1            6.8          255.9
Earnings per Ordinary Share - basic                                                                         47.7c


GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the six months ended 30 June 2004
                                                                                                        Unaudited
                                                                                                             2004
                                                                                                             EURm
Items of income and expense recognised directly within equity:
Currency translation effects                                                                                107.5
Actuarial loss                                                                                               -5.9
Deferred tax asset on Group defined benefit pension schemes                                                   2.7
Gains relating to cash flow hedges                                                                            0.4
Net income recognised directly in equity                                                                    104.7
Group profit after tax for the financial period                                                             255.9
Total recognised income and expense for the financial period                                                360.6
Attributable to:
Equity holders of the Company                                                                               355.7
Minority interest                                                                                             4.9
Total recognised income and expense for the financial period                                                360.6


                                                                                                       Appendix 3
                                                                                                      Page 2 of 4

CRH plc
GROUP INCOME STATEMENT FOR SIX MONTHS ENDED 30 JUNE 2004 - RECONCILIATION FROM IRISH GAAP TO IFRS (unaudited)

                                             Adjustments under IFRS
                                                                                                       Divi
             Previous    Share-  Business  Intan                                                       -dends/  Restated
All figures     Irish    based   combin    -gible  Income            Joint            Discoun  Deriv   Min.     under
in EUR           GAAP payments  - ations   assets  tax   Pensions ventures Associates -ting    -atives interest IFRS
millions

Turnover
including
share of
joint        5,670.4
ventures
Less: share
of             197.4
joint
ventures
Group        5,473.0                                              134.9                                         5,607.9
turnover

Cost of      3,834.6            1.9                                76.8                                         3,913.3
sales
Gross        1,638.4           -1.9                                58.1                                         1,694.6
profit
Operating
costs
excluding
goodwill
amortisation 1,278.4     4.1   -0.9        1.5             1.2     43.4               -2.5     -0.8             1,324.4
Group
operating
profit         360.0    -4.1   -1.0       -1.5            -1.2     14.7                2.5      0.8               370.2

Share of
joint
ventures'
operating       21.4                                              -21.4                                               -
profit
Share of
associates'
operating
profit           3.2                                                      -3.2                                        -
Operating
profit
excluding
goodwill
amortisation   384.6   -4.1    -1.0       -1.5            -1.2    -6.7    -3.2         2.5      0.8               370.2

Goodwill
amortisation    48.7          -45.3                               -3.6     0.2                                        -
Profit on
disposal of
fixed assets     6.4                                              -0.4                                              6.0
Profit on
ordinary
activities
before
interest       342.3   -4.1    44.3       -1.5            -1.2    -3.5    -3.4         2.5      0.8               376.2

Group
interest        61.9                                      -4.2     4.3                 5.2     -4.1       1.0      64.1
payable
(net)
Share of
JV's
and
associates'      5.7                                              -6.0     0.3                                        -
interest
Share of
associates'
profit after
tax                -                                                5.1    2.2                                      7.3
Profit on
ordinary
activities
before
taxation       274.7   -4.1      44.3     -1.5              3.0     3.3   -1.5     -2.7         4.9   -1.0        319.4

Taxation on
profit on
ordinary
activities      69.0   -1.5                        -3.3      0.4   -1.4    -1.3                 1.6                63.5
Profit on
ordinary
activities
after          205.7   -2.6      44.3     -1.5      3.3     2.6     4.7   -0.2     -2.7         3.3   -1.0        255.9
taxation

Profit
applicable
to
equity
minority         4.5                                                                                  -4.5            -
interests
Preference         -                                                                                                  -
dividends
Profit for
the
year
attributable
to ordinary    201.2   -2.6      44.3     -1.5      3.3     2.6     4.7   -0.2     -2.7         3.3       3.5     255.9
shareholders
Dividends          -                                                                                                  -
paid
Dividends
proposed        50.9                                                                                    -50.9         -

Profit
retained for
the
financial      150.3   -2.6      44.3     -1.5      3.3     2.6     4.7   -0.2     -2.7         3.3      54.4     255.9
period


                                                                                        Appendix 3
                                                                                       Page 3 of 4
CRH plc
GROUP BALANCE SHEET AS AT 30 JUNE 2004
                                                                                          Restated
                                                                                        under IFRS
                                                                                         Unaudited
                                                                                              2004
                                                                                              EURm
ASSETS
Non-current assets
Property, plant and equipment                                                              5,987.9
Intangible assets                                                                          1,836.5
Investments in associates                                                                    180.6
Derivative financial instruments                                                             159.1
Other financial assets                                                                        93.4
Deferred income tax assets                                                                   340.8
Total non-current assets                                                                   8,598.3
Current assets
Inventories                                                                                1,405.7
Trade and other receivables                                                                2,327.1
Derivative financial instruments                                                              25.0
Liquid investments                                                                           318.1
Cash and cash equivalents                                                                    679.7
Total current assets                                                                       4,755.6
Total assets                                                                              13,353.9
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital                                                                         180.1
Non-equity share capital                                                                       1.2
Share premium account                                                                      2,114.8
Other reserves                                                                                17.9
Foreign currency translation reserve                                                         107.5
Retained income                                                                            2,292.7
                                                                                           4,714.2
Minority interest                                                                             38.6
Total equity                                                                               4,752.8
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                                                      3,738.2
Derivative financial instruments                                                             155.8
Deferred income tax liabilities                                                            1,010.5
Trade and other payables                                                                     113.1
Retirement benefit obligations                                                               253.9
Provisions for other liabilities and charges                                                 188.4
Capital grants                                                                                13.8
Total non-current liabilities                                                              5,473.7
Current liabilities
Trade and other payables                                                                   1,942.2
Current income tax liabilities                                                               288.2
Interest-bearing loans and borrowings                                                        748.9
Derivative financial instruments                                                              32.2
Provisions for other liabilities and charges                                                 115.9
Total current liabilities                                                                  3,127.4
Total liabilities                                                                          8,601.1
Total equity and liabilities                                                              13,353.9



                                                                                                    Appendix 3
                                                                                                   Page 4 of 4
CRH plc
GROUP BALANCE SHEET AS AT 30 JUNE 2004 - RECONCILIATION FROM IRISH GAAP TO IFRS (unaudited)

                                                  Adjustments under IFRS

                        Share    Busi-
All figures   Previous  based     ness               Joint                 Dividends/             Restated
in               Irish   pay-    comb- Income  Pen-   ven-     Dis-   Deri-      Min.   Reclass-     under
EUR millions      GAAP  ments inations    tax sions  tures counting vatives  interest ifications      IFRS

ASSETS

Non-current
assets
Property,
plant and
equipment      5,491.4                               496.5                                         5,987.9
Intangible
assets -
goodwill       1,542.7            34.5   10.8        235.6                                         1,823.6
Intangible
assets - other       -            12.9                                                                12.9
Investments in joint
ventures:
- share of
gross assets   1,297.5                            -1,297.5                                               -
- share of
gross
liabilities     -687.0                               687.0                                               -
- loans to
joint ventures    59.7                               -59.7                                               -
Investments in
associates        35.4            -0.2               145.4                                           180.6
Derivative
financial
instruments          -                                                159.1                          159.1
Other
financial
assets            11.9                                81.5                                            93.4
Deferred
income tax
assets               -   11.0           240.9  85.8    2.8              0.3                          340.8
Total
non-current
assets         7,751.6   11.0     47.2  251.7  85.8  291.6            159.4                        8,598.3

Current
assets
Inventories    1,340.5                                65.2                                         1,405.7
Trade and
other
receivables    2,154.8                               152.4     19.9                                2,327.1
Derivative
financial
instruments          -                                                 25.0                           25.0
Liquid
investments          -                                                                     318.1     318.1
Cash and cash
equivalents      941.6                                56.2                                -318.1     679.7
Total current
assets         4,436.9                               273.8     19.9    25.0                        4,755.6

Total assets  12,188.5   11.0     47.2  251.7  85.8  565.4     19.9   184.4                       13,353.9

EQUITY

Capital and
reserves
attributable
to the
Company's
equity
holders
Equity share
capital          180.1                                                                               180.1
Non-equity
share capital      1.2                                                                                 1.2
Share premium
account        2,114.8                                                                             2,114.8
Other reserves     9.9    8.0                                                                         17.9
Foreign
currency
translation
reserve              -             0.1  -12.9  -5.1             1.1     2.3                122.0     107.5
Retained
income         2,762.5    3.0     46.2 -362.6 -132.2   0.2     46.7     0.1    50.8       -122.0   2,292.7
               5,068.5   11.0     46.3 -375.5 -137.3   0.2     47.8     2.4    50.8                4,714.2
Minority
interest          97.8             1.7   -0.6          4.7                    -65.0                   38.6
Total equity   5,166.3   11.0     48.0 -376.1 -137.3   4.9     47.8     2.4   -14.2                4,752.8

LIABILITIES

Non-current
liabilities
Interest-beari
ng loans and
borrowings     3,390.3                               269.3             13.6    65.0                3,738.2
Derivative
financial
instruments          -                                                155.8                          155.8
Deferred
income tax
liabilities      515.7                  404.2    8.0  79.9              2.7                        1,010.5
Trade and
other payables    96.2            -1.1                30.4    -12.4                                  113.1
Retirement
benefit
obligations          -                         251.3   2.6                                           253.9
Provisions for
other
liabilities
and charges      337.4             1.3         -10.2          -140.1                                 188.4
Capital grants    11.9                                 1.9                                            13.8
Total
non-current
liabilities    4,351.5             0.2  404.2  249.1 384.1    -152.5   172.1    65.0               5,473.7

Current
liabilities
Trade and
other payables 1,838.2             -1.0        -26.0 122.3       8.7                               1,942.2
Current income
tax
liabilities       55.7                  223.6          8.9                                           288.2
Interest-bearing
loans and
borrowings       726.0                                45.2             -22.3                         748.9
Derivative
financial
instruments          -                                                  32.2                          32.2
Provisions for
other
liabilities
and charges           -                                        115.9                                 115.9
Dividends
proposed           50.8                                                         -50.8                    -
Total current
liabilities     2,670.7            -1.0 223.6  -26.0 176.4     124.6     9.9    -50.8              3,127.4
Total
liabilities     7,022.2            -0.8 627.8  223.1 560.5     -27.9   182.0     14.2              8,601.1

Total equity
and
liabilities    12,188.5   11.0     47.2 251.7   85.8 565.4      19.9   184.4                      13,353.9

Net debt (note
1)              3,174.7     -        -    -       -  258.3        -     -4.8     65.0     -        3,493.2

Note 1.        Net debt as reported by CRH under Irish GAAP comprised current and non-current interest-bearing loans and borrowings, net of cash and cash equivalents. Under IFRS, current and non-current derivative financial instruments and liquid investments are separately reported in the balance sheet and are also included in the net debt number shown here.



                                                                                                            Appendix 4
                                                                                                           Page 1 of 2
CRH plc
GROUP BALANCE SHEET AS AT 1 JANUARY 2004 ("TRANSITION DATE")
                                                                                                              Restated
                                                                                                            under IFRS
                                                                                                               Audited
                                                                                                                  EURm
ASSETS
Non-current assets
Property, plant and equipment                                                                                  5,366.2
Intangible assets                                                                                              1,625.1
Investments in associates                                                                                         69.4
Derivative financial instruments                                                                                 214.2
Other financial assets                                                                                            79.5
Deferred income tax assets                                                                                       323.4
Total non-current assets                                                                                       7,677.8
Current assets
Inventories                                                                                                    1,155.8
Trade and other receivables                                                                                    1,747.7
Derivative financial instruments                                                                                   9.7
Liquid investments                                                                                               292.1
Cash and cash equivalents                                                                                      1,040.9
Total current assets                                                                                           4,246.2
Total assets                                                                                                  11,924.0
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital                                                                                             179.3
Non-equity share capital                                                                                           1.2
Share premium account                                                                                          2,078.3
Other reserves                                                                                                    13.8
Retained income                                                                                                2,148.2
                                                                                                               4,420.8
Minority interest                                                                                                 26.2
Total equity                                                                                                   4,447.0
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                                                                          3,387.4
Derivative financial instruments                                                                                 159.6
Deferred income tax liabilities                                                                                  881.6
Trade and other payables                                                                                          87.7
Retirement benefit obligations                                                                                   243.2
Provisions for other liabilities and charges                                                                     157.7
Capital grants                                                                                                    12.7
Total non-current liabilities                                                                                  4,929.9
Current liabilities
Trade and other payables                                                                                       1,557.5
Current income tax liabilities                                                                                   302.3
Interest-bearing loans and borrowings                                                                            523.2
Derivative financial instruments                                                                                  41.4
Provisions for other liabilities and charges                                                                     122.7
Total current liabilities                                                                                      2,547.1
Total liabilities                                                                                              7,477.0
Total equity and liabilities                                                                                  11,924.0




                                                                                      Appendix 4
                                                                                     Page 2 of 2
CRH plc
GROUP TRANSITION BALANCE SHEET AS AT 1 JANUARY 2004 - RECONCILIATION FROM IRISH GAAP TO IFRS

                                               Adjustments under IFRS
All figures in EUR millions
               Previous   Share-                                                                              Restated
                 Irish    based Income               Joint                            Dividends/  Reclass-       under
                 GAAP payments    tax  Pensions  ventures Discounting Derivatives Min. Interest  ifications       IFRS
ASSETS

Non-current
assets
Property,
plant and
equipment      5,145.4                              220.8                                                     5,366.2
Intangible
assets -
goodwill       1,474.5                              150.6                                                     1,625.1
Intangible
assets -
other                -                                                                                              -
Investments in joint
ventures:
- share of
gross assets     560.1                             -560.1                                                           -
- share of
gross
liabilities     -330.4                              330.4                                                           -
- loans t
joint ventures    62.3                             -62.3                                                            -
Investments in
associates        44.6                               24.8                                                        69.4
Derivative
financial
instruments          -                                               214.2                                      214.2
Other
financial
assets            12.1                               67.4                                                        79.5
Deferred
income tax
assets               -     9.5    231.0     77.9      4.1              0.9                                      323.4
Total
non-current
assets         6,968.6     9.5    231.0     77.9    175.7            215.1                                    7,677.8

Current
assets
Inventories    1,117.6                               38.2                                                     1,155.8
Trade and
other
receivables    1,681.2                               53.4     13.1                                            1,747.7
Derivative
financial
instruments          -                                                 9.7                                        9.7
Liquid
investments          -                                                                           292.1          292.1
Cash and cash
equivalents    1,298.0                               35.0                                       -292.1        1,040.9
Total current
assets         4,096.8                              126.6     13.1     9.7                                    4,246.2

Total assets  11,065.4     9.5    231.0     77.9    302.3     13.1   224.8                                   11,924.0

EQUITY

Capital and reserves
attributable
to the Company's equity
holders
Equity share
capital          179.3                                                                                          179.3
Non-equity
share capital      1.2                                                                                            1.2
Share premium
account        2,078.3                                                                                        2,078.3
Other reserves     9.9     3.9                                                                                   13.8
Foreign              -                                                                                              -
currency
translation
reserve
Retained
income         2,490.2     5.6   -365.9   -131.7   -0.8       49.4   -3.6     105.0                           2,148.2
               4,758.9     9.5   -365.9   -131.7   -0.8       49.4   -3.6     105.0                           4,420.8
Minority
interest          90.6             -0.6             1.9                    -65.7                                 26.2
Total equity   4,849.5     9.5   -366.5   -131.7    1.1       49.4   -3.6      39.3                           4,447.0

LIABILITIES
Non-current
liabilities
Interest-bearing
loans and
borrowings     3,095.8                            167.5               58.4     65.7                           3,387.4
Derivative
financial
instruments          -                                               159.6                                      159.6
Deferred
income tax
liabilities      485.6            376.8      4.8   13.2                1.2                                      881.6
Trade and
other payables    96.5                              5.6     -14.4                                                87.7
Retirement
benefit
obligations          -                     240.7    2.5                                                         243.2
Provisions for
other
liabilities
and charges      332.4                    -10.3            -164.4                                               157.7
Capital grants    12.7                                                                                           12.7
Total
non-current
liabilities    4,023.0            376.8    235.2  188.8    -178.8   219.2     65.7                            4,929.9

Current
liabilities
Trade and
other payables 1,499.7                    -25.6    63.6      19.8                                            1,557.5
Current income
tax
liabilities       77.9            220.7             3.7                                                        302.3
Interest-bearing
loans and
borrowings       510.3                             45.1            -32.2                                       523.2
Derivative
financial
instruments          -                                              41.4                                        41.4
Provisions for
other
liabilities
and charges          -                                     122.7                                               122.7
Dividends
proposed         105.0                                                     -105.0                                  -
Total current
liabilities    2,192.9            220.7   -25.6   112.4    142.5     9.2   -105.0                            2,547.1
Total
liabilities    6,215.9            597.5    209.6  301.2    -36.3    228.4   -39.3                            7,477.0

Total equity
and
liabilities   11,065.4     9.5    231.0     77.9  302.3     13.1   224.8                                    11,924.0

Net debt (note
1)             2,308.1       -        -        -  177.6        -     3.3     65.7        -                   2,554.7

Note 1. Net debt as reported by CRH under Irish GAAP comprised current and non-current interest bearing loans and liabilities, net of cash and cash equivalents. Under IFRS, current and non-current derivative financial instruments and liquid investments are separately reported in the balance sheet are also included in the net debt number shown here.

                                                                    Appendix 5
CRH plc
                                                                   Page 1 of 4

Restatement under IFRS of selected segmental information - Full-year 2004 (audited)

Analysis by class of business and by geography

The Group is analysed into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas: Materials in the United States and Products & Distribution in the United States, Canada, Argentina and Chile. These activities comprise three reporting business segments as follows:

Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete. Products businesses are involved in the production of concrete products and a range of construction-related products and services. Distribution businesses are engaged in the marketing and sale of builders' supplies to the construction industry and of materials and products for the DIY market.

                                                                                  Continuing operations - full-year 2004
                                                                                                   Total
                                                                                              Products &           Total
                                           Materials          Products     Distribution     Distribution           Group
Segment revenue                                 EURm              EURm             EURm             EURm            EURm
Europe
Subsidiaries                                 2,147.3           2,091.8          1,804.9          3,896.7         6,044.0
Joint ventures                                 159.5             153.2             99.2            252.4           411.9
Total Europe                                 2,306.8           2,245.0          1,904.1          4,149.1         6,455.9
Americas
Subsidiaries                                 2,766.2           2,456.1          1,013.8          3,469.9         6,236.1
Joint ventures                                  57.0               5.5                -              5.5            62.5
Total Americas                               2,823.2           2,461.6          1,013.8          3,475.4         6,298.6
Total revenue                                5,130.0           4,706.6          2,917.9          7,624.5        12,754.5

Intersegment revenue is not material and is thus not subject to separate disclosure in the above analysis.
Group operating profit

Europe
Subsidiaries                                   286.4             173.5            115.2            288.7           575.1
Joint ventures                                  33.8              17.2              6.2             23.4            57.2
Total Europe                                   320.2             190.7            121.4            312.1           632.3
Americas
Subsidiaries                                   269.1             250.3             63.3            313.6           582.7
Joint ventures                                   4.8               0.4                -              0.4             5.2
Total Americas                                 273.9             250.7             63.3            314.0           587.9
Total Group operating profit                   594.1             441.4            184.7            626.1         1,220.2
Profit/(loss) on disposal of fixed assets
Europe
Subsidiaries                                    (0.2)               0.3            (2.6)            (2.3)          (2.5)
Joint ventures                                   0.4               0.5              0.4              0.9             1.3
Total Europe                                     0.2               0.8            (2.2)            (1.4)           (1.2)
Americas
Subsidiaries                                     5.7               4.8              1.3              6.1            11.8
Joint ventures                                     -                 -              0.2              0.2             0.2
Total Americas                                   5.7               4.8              1.5              6.3            12.0
Total profit/(loss) on disposal of fixed         5.9               5.6            (0.7)              4.9            10.8
assets
Segment result (profit before finance
costs)
Europe
Subsidiaries                                   286.2             173.8            112.6            286.4           572.6
Joint ventures                                  34.2              17.7              6.6             24.3            58.5
Total Europe                                   320.4             191.5            119.2            310.7           631.1
Americas
Subsidiaries                                   274.8             255.1             64.6            319.7           594.5
Joint ventures                                   4.8               0.4              0.2              0.6             5.4
Total Americas                                 279.6             255.5             64.8            320.3           599.9
Segment result (profit before finance          600.0             447.0            184.0            631.0         1,231.0
costs)
Finance costs (net)                                                                                                146.4
Group share of equity-accounted profit after tax of associates                                                      19.4
Profit before tax                                                                                                1,104.0
Income tax expense                                                                                                 232.2
Group profit after tax for the financial                                                                           871.8
year
Segment assets
Europe
Subsidiaries                                 2,063.6           2,096.3          1,039.7          3,136.0         5,199.6
Joint ventures                                 577.0             198.3             97.8            296.1           873.1
Total Europe                                 2,640.6           2,294.6          1,137.5          3,432.1         6,072.7
Americas
Subsidiaries                                 2,819.0           1,626.4            332.1          1,958.5         4,777.5
Joint ventures                                  33.0               3.5                -              3.5            36.5
Total Americas                               2,852.0           1,629.9            332.1          1,962.0         4,814.0
Total segment assets                         5,492.6           3,924.5          1,469.6          5,394.1        10,886.7

Reconciliation to total assets as reported in the Group Balance Sheet
Investments in associates                                                                                          178.8
Derivative financial instruments (current and non-current)                                                         174.3
Other financial assets                                                                                             113.2
Deferred income tax assets                                                                                         335.3
Liquid investments                                                                                                 311.7
Cash and cash equivalents                                                                                        1,072.0
Total assets as reported in the Group Balance Sheet                                                             13,072.0
                                                                                                              Appendix 5
CRH plc                                                                                                      Page 2 of 4

Restatement under IFRS of selected segmental information - Full-year 2004 (audited)
Segment liabilities
Europe
Subsidiaries                                   590.2             578.7            250.3            829.0         1,419.2
Joint ventures                                  71.0              33.5             43.1             76.6           147.6
Total Europe                                   661.2             612.2            293.4            905.6         1,566.8
Americas
Subsidiaries                                   412.2             390.3            115.8            506.1           918.3
Joint ventures                                   6.1               1.0                -              1.0             7.1
Total Americas                                 418.3             391.3            115.8            507.1           925.4
Total segment liabilities                    1,079.5           1,003.5            409.2          1,412.7         2,492.2

Reconciliation to total liabilities as reported in the Group Balance Sheet
Interest-bearing loans and borrowings (current and non-current)                                                  4,053.8
Derivative financial instruments (current and non-current)                                                         262.3
Income tax liabilities (current and                                                                              1,271.9
deferred)
Capital grants                                                                                                      12.4
Total liabilities as reported in the Group Balance Sheet                                                         8,092.6
Other segment information
Capital expenditure
Europe
Subsidiaries                                   103.8              98.0             40.8            138.8           242.6
Joint ventures                                  19.3               6.7              2.9              9.6            28.9
Total Europe                                   123.1             104.7             43.7            148.4           271.5
Americas
Subsidiaries                                   142.5             120.7             14.4            135.1           277.6
Joint ventures                                   1.5               0.1                -              0.1             1.6
Total Americas                                 144.0             120.8             14.4            135.2           279.2
Total capital expenditure                      267.1             225.5             58.1            283.6           550.7
Depreciation included in segment result
Europe
Subsidiaries                                   115.4             107.6             27.8            135.4           250.8
Joint ventures                                  10.1               6.5              2.2              8.7            18.8
Total Europe                                   125.5             114.1             30.0            144.1           269.6
Americas
Subsidiaries                                   148.7              86.0              8.9             94.9           243.6
Joint ventures                                   2.6               0.1                -              0.1             2.7
Total Americas                                 151.3              86.1              8.9             95.0           246.3
Total depreciation                             276.8             200.2             38.9            239.1           515.9
Amortisation included in segment result
Europe
Subsidiaries                                       -               0.3              0.3              0.6             0.6
Total Europe                                       -               0.3              0.3              0.6             0.6
Americas
Subsidiaries                                       -               2.8              0.7              3.5             3.5
Total Americas                                     -               2.8              0.7              3.5             3.5
Total amortisation                                 -               3.1              1.0              4.1             4.1

The following is a geographical analysis of the segmental data presented above with Ireland and The Netherlands separately analysed on the basis of the aggregation thresholds contained in IAS 14:

                                           Republic               The          Rest of                            Total
                                         of Ireland       Netherlands           Europe         Americas           Group
                                               EURm              EURm             EURm             EURm            EURm
Income statement items
Segment revenue                                800.5           2,018.7          3,625.6          6,309.7        12,754.5
Group operating profit                         127.6             158.0            345.6            589.0         1,220.2
Profit/(loss) on disposal of fixed assets        0.6               1.6           ( 3.4)             12.0            10.8
Segment result (profit before finance          128.2             159.6            342.2            601.0         1,231.0
costs)
Balance sheet items
Segment assets                                 606.3           1,657.3          3,809.1          4,814.0        10,886.7
Segment liabilities                            285.5             387.4            893.9            925.4         2,492.2
Other segment information
Capital expenditure                             43.7              60.9            166.9            279.2           550.7
Depreciation                                    39.3              67.4            162.9            246.3           515.9
Amortisation                                       -               0.1              0.5              3.5             4.1

                                                                     Appendix 5

CRH plc                                                             Page 3 of 4
Restatement under IFRS of selected segmental information -
Interim 2004 (unaudited)

Analysis by class of business and by geography.

The Group is analysed into four Divisions, two in Europe: Materials and Products & Distribution; and two in the Americas:

Materials in the United States and Products & Distribution in the United States, Canada, Argentina and Chile. These activities comprise three reporting business segments as follows:

Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete. Products businesses are involved in the production of concrete products and a range of construction-related products and services. Distribution businesses are engaged in the marketing and sale of builders' supplies to the construction industry and of materials and products for the DIY market.

                                                                   Continuing operations - Interim 2004

                                                                                                  Total
                                                                                             Products &           Total
                                          Materials           Products     Distribution    Distribution           Group
Segment revenue                                EURm               EURm             EURm            EURm            EURm
Europe
Subsidiaries                                  994.5            1,019.9            874.2         1,894.1         2,888.6
Joint ventures                                 27.3               70.1             21.2            91.3           118.6
Total Europe                                1,021.8            1,090.0            895.4         1,985.4         3,007.2
Americas
Subsidiaries                                  932.8            1,205.3            446.3         1,651.6         2,584.4
Joint ventures                                 14.0                2.3                -             2.3            16.3
Total Americas                                946.8            1,207.6            446.3         1,653.9         2,600.7
Total revenue                               1,968.6            2,297.6          1,341.7         3,639.3         5,607.9

Intersegment revenue is not material and is thus not subject to separate disclosure in the above analysis.
Group operating profit

Europe
Subsidiaries                                  118.7               89.3             46.8           136.1           254.8
Joint ventures                                  7.2                6.5              1.6             8.1            15.3
Total Europe                                  125.9               95.8             48.4           144.2           270.1
Americas
Subsidiaries                                  (30.7)             113.4             18.0           131.4           100.7
Joint ventures                                 (0.8)               0.2                -             0.2           (0.6)
Total Americas                                (31.5)             113.6             18.0           131.6           100.1
Total Group operating profit                   94.4              209.4             66.4           275.8           370.2
Profit/(loss) on disposal of fixed assets
Europe
Subsidiaries                                    1.0                0.2              0.1             0.3             1.3
Joint ventures                                  0.2                0.2                -             0.2             0.4
Total Europe                                    1.2                0.4              0.1             0.5             1.7
Americas
Subsidiaries                                    3.2                0.9              0.1             1.0             4.2
Joint ventures                                  0.1                  -                -               -             0.1
Total Americas                                  3.3                0.9              0.1             1.0             4.3
Total profit/(loss) on disposal of fixed        4.5                1.3              0.2             1.5             6.0
assets
Segment result (profit before finance
costs)
Europe
Subsidiaries                                  119.7               89.5             46.9           136.4           256.1
Joint ventures                                  7.4                6.7              1.6             8.3            15.7
Total Europe                                  127.1               96.2             48.5           144.7           271.8
Americas
Subsidiaries                                  (27.5)             114.3             18.1           132.4           104.9
Joint ventures                                 (0.7)               0.2                -             0.2           (0.5)
Total Americas                                (28.2)             114.5             18.1           132.6           104.4
Segment result (profit before finance          98.9              210.7             66.6           277.3           376.2
costs)
Finance costs (net)                                                                                                64.1
Group share of equity-accounted profit after tax of associates                                                      7.3
Profit before tax                                                                                                 319.4
Income tax expense                                                                                                 63.5
Group profit after tax for the financial                                                                          255.9
period
Segment assets
Europe
Subsidiaries                                2,120.2            2,132.1          1,012.5         3,144.6         5,264.8
Joint ventures                                580.0              216.4            106.7           323.1           903.1
Total Europe                                2,700.2            2,348.5          1,119.2         3,467.7         6,167.9
Americas
Subsidiaries                                3,151.5            1,800.6            390.5         2,191.1         5,342.6
Joint ventures                                 43.0                3.7                -             3.7            46.7
Total Americas                              3,194.5            1,804.3            390.5         2,194.8         5,389.3
Total segment assets                        5,894.7            4,152.8          1,509.7         5,662.5        11,557.2

Reconciliation to total assets as reported in the Group Balance Sheet
Investments in associates                                                                                         180.6
Derivative financial instruments (current and non-current)                                                        184.1
Other financial assets                                                                                             93.4
Deferred income tax assets                                                                                        340.8
Liquid investments                                                                                                318.1
Cash and cash equivalents                                                                                         679.7
Total assets as reported in the Group Balance Sheet                                                            13,353.9
                                                                                               Appendix 5
CRH plc                                                                                       Page 4 of 4
Restatement under IFRS of selected segmental information - Interim 2004 (unaudited)
Segment liabilities

Europe
Subsidiaries                                  559.4              583.1            238.7           821.8         1,381.2
Joint ventures                                 66.0               40.5             42.1            82.6           148.6
Total Europe                                  625.4              623.6            280.8           904.4         1,529.8
Americas
Subsidiaries                                  501.5              415.5            160.0           575.5         1,077.0
Joint ventures                                  5.6                1.1                -             1.1             6.7
Total Americas                                507.1              416.6            160.0           576.6         1,083.7
Total segment liabilities                   1,132.5            1,040.2            440.8         1,481.0         2,613.5

Reconciliation to total liabilities as reported in the Group Balance Sheet
Interest-bearing loans and borrowings (current and non-current)                                                 4,487.1
Derivative financial instruments (current and non-current)                                                        188.0
Income tax liabilities (current and                                                                             1,298.7
deferred)
Capital grants                                                                                                     13.8
Total liabilities as reported in the Group Balance Sheet                                                        8,601.1
Other segment information
Capital expenditure
Europe
Subsidiaries                                   36.7               50.6             19.0            69.6           106.3
Joint ventures                                  0.2                2.0              0.4             2.4             2.6
Total Europe                                   36.9               52.6             19.4            72.0           108.9
Americas
Subsidiaries                                   95.6               46.0             11.0            57.0           152.6
Joint ventures                                  0.9                0.1                -             0.1             1.0
Total Americas                                 96.5               46.1             11.0            57.1           153.6
Total capital expenditure                     133.4               98.7             30.4           129.1           262.5
Depreciation included in segment result
Europe
Subsidiaries                                   50.5               57.5             12.8            70.3           120.8
Joint ventures                                  0.4                3.2              0.7             3.9             4.3
Total Europe                                   50.9               60.7             13.5            74.2           125.1
Americas
Subsidiaries                                   74.1               42.9              4.3            47.2           121.3
Joint ventures                                  1.4                  -                -               -             1.4
Total Americas                                 75.5               42.9              4.3            47.2           122.7
Total depreciation                            126.4              103.6             17.8           121.4           247.8
Amortisation included in segment result
Europe
Subsidiaries                                      -                0.1              0.1             0.2             0.2
Total Europe                                      -                0.1              0.1             0.2             0.2
Americas
Subsidiaries                                      -                1.0              0.3             1.3             1.3
Total Americas                                    -                1.0              0.3             1.3             1.3
Total amortisation                                -                1.1              0.4             1.5             1.5

The following is a geographical analysis of the segmental data presented above with Ireland and The Netherlands separately analysed on the basis of the aggregation thresholds contained in IAS 14:

                                            Republic                The          Rest of                           Total
                                          of Ireland        Netherlands           Europe        Americas           Group
                                               EURm               EURm              EURm            EURm            EURm
Income statement items
Segment revenue                                384.3              985.9          1,629.1         2,608.6         5,607.9
Group operating profit                          66.8               72.5            130.2           100.7           370.2
Profit/(loss) on disposal of fixed assets        0.5                0.6              0.6             4.3             6.0
Segment result (profit before finance           67.3               73.1            130.8           105.0           376.2
costs)
Balance sheet items
Segment assets                                 586.9            1,627.4          3,953.6         5,389.3        11,557.2
Segment liabilities                            244.5              396.8            888.5         1,083.7         2,613.5
Other segment information
Capital expenditure                             15.7               30.4             62.8           153.6           262.5
Depreciation                                    18.8               37.9             68.4           122.7           247.8
Amortisation                                       -                  -              0.2             1.3             1.5


                                                                      Appendix 6

Accounting policies under IFRS

Statement of compliance

The restatement of financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission, which comprise standards and interpretations approved by the International Accounting Standards Board (IASB) and International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.

Please refer to sections 2 and 3 of the Restatement of 2004 results under IFRS (pages 4 and 5) for details of the qualifications to be taken into account and the principal exemptions availed of on transition to IFRS.

Basis of preparation

The restated financial information, which is presented in euro millions to one decimal place, has been prepared under the historical cost convention, as modified by the revaluation of land and buildings and the measurement at fair value of share options, available-for-sale financial assets and derivative instruments. The carrying values of recognised assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial period-ends of the Group's subsidiary, joint venture and associated undertakings are coterminous.

Basis of consolidation

The restated financial information includes the financial statements of the Company and all subsidiary, joint venture and associated undertakings, drawn up to the relevant period-end.

Subsidiary undertakings

The financial statements of subsidiary undertakings are included in the restated financial information from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control.

Joint venture undertakings

In line with the benchmark accounting methodology in IAS 31 Interests in Joint Ventures, the Group's share of results and net assets of joint venture undertakings, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalised and are derecognised when joint control ceases. These joint venture undertakings are jointly controlled entities within the meaning of IAS 31. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements.

Loans to joint venture undertakings are classified as loans and receivables within financial assets and are recorded at amortised cost.

Associated undertakings

Entities other than subsidiary and joint venture undertakings in which the Group has a participating interest, and over whose operating and financial policies the Group is in a position to exercise a significant influence, are accounted for as associated undertakings using the equity method and are included in the consolidated financial statements from the date on which the exercise of significant influence is deemed to arise until the date on which such influence ceases to exist. If the Group's share of losses exceeds the carrying amount of an associated undertaking, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the undertaking and is included within financial assets in the Group balance sheet.



                                                                      Appendix 6

Equity method

Under the equity method, which is used in respect of accounting for the Group's investments in associated undertakings, the income statement reflects the Group's share of profit after tax of the related associated undertakings. Investments in associated undertakings are carried in the Group balance sheet at cost adjusted in respect of post-acquisition changes in the Group's share of net assets, less any impairment in value. Goodwill attributable to investments in associated undertakings is treated in accordance with the accounting policy for goodwill addressed below.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from such transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with joint venture and associated undertakings are eliminated to the extent of the Group's interest in the undertaking. Unrealised losses are eliminated in the same manner as unrealised gains, but only to the extent that there is no evidence of impairment.

Turnover and revenue recognition

Turnover represents the value of goods and services supplied to external customers and excludes intercompany sales, trade discounts and value added tax/ sales tax.

In general, revenue is recognised to the extent that it is subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer. Revenue on long-term contracts is recognised in accordance with the percentage-of-completion method with the percentage-of-completion being computed on an input cost basis. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction, associated costs or the possible return of goods.

Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments. Stemming from the Group's internal organisational and management structure and its system of internal financial reporting, segmentation by business is regarded as being the predominant source and nature of the risks and returns facing the Group and is thus the primary segment under IAS 14 Segment Reporting. Geographical segmentation is therefore the secondary segment.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in euro which is the presentation currency of the Group.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the income statement with the exception of differences on foreign currency borrowings, to the extent that they are used to finance or to provide a hedge against foreign equity investments, which are taken directly to equity together with the exchange difference on the carrying amount of the related investments. Translation differences applicable to foreign currency borrowings are taken directly to equity until disposal of the net investment, at which time they are recycled through the income statement.

Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement.



                                                                      Appendix 6

On disposal of a foreign operation, accumulated currency translation differences are recognised in the income statement as part of the overall gain or loss on disposal; the cumulative currency translation differences arising prior to the transition date have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to 1 January 2004. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction and subsequently retranslated at the applicable closing rates.

Pensions and other post-retirement obligations

The Group operates defined contribution and defined benefit pension schemes in a number of its operating areas. In addition, the Group has also undertaken to provide certain additional post-employment healthcare and life assurance benefits, which are unfunded, to certain current and former employees in the United States.

Costs arising in respect of the Group's defined contribution pension schemes are charged to the income statement in the period in which they are incurred. Under these schemes, the Group has no obligation, either legal or constructive, to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with the Group's defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes' liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognised immediately in the income statement. The net surplus or deficit arising on the Group's defined benefit pension schemes, together with the liabilities associated with unfunded schemes, are shown either within non-current assets or liabilities on the face of the Group balance sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities, as appropriate. The Group has elected to avail of the Amendment to IAS 19 Employee Benefits to recognise post transition date actuarial gains and losses immediately in the statement of recognised income and expense.

The Group's net obligation in respect of post-employment healthcare and life assurance benefits represents the amount of future benefit that employees have earned in return for service in the current and prior periods and is stated net of the fair value of associated assets. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the balance sheet date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the post-employment obligations.

In accordance with the exemption granted under IFRS 1, IAS 19 has not been applied retrospectively in preparing the Group's transition balance sheet to IFRS. All cumulative actuarial gains and losses as at the transition date (1 January 2004) have therefore been recognised in retained income at that date.

Equity compensation benefits

For equity-settled share-based payment transactions (i.e. the issuance of share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the pricing of financial instruments (i.e. the trinomial model). Given that the share options granted do not vest until the completion of a specified period of service and are subject to the realisation of demanding performance conditions, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date.



                                                                      Appendix 6

The share options issued by the Company are not subject to market-based vesting conditions as defined in the IFRS. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group's share options are non-market in nature, the cumulative charge to the income statement is reversed only where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

In line with the transitional provisions applicable to a first-time adopter of International Financial Reporting Standards, as contained in IFRS 2 Share-based Payment, the Group has elected to implement the measurement requirements of the IFRS in respect of share options that were granted after 7 November 2002 that had not vested as at the effective date of the standard (1 January 2005). In accordance with the standard, the disclosure requirements of IFRS 2 have been applied in relation to all outstanding share-based payments regardless of their grant date.

To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial statements and the exercise price of the option; as a result, the deferred tax impact of share options will not correlate with the expense reported in the Group income statement.

The Group does not operate any cash-settled share-based payment schemes or share-based payment transactions with cash alternatives as defined in IFRS 2.

Property, plant and equipment

With the exception of the one-time revaluation of land and buildings noted below, items of property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments.

Depreciation and amortisation

Depreciation is calculated to write-off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings:             The book value of mineral-bearing land, less an
estimate of its residual value, is amortised over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% p.a.

Plant and machinery:         These are depreciated at rates ranging from 3.3%
p.a. to 20% p.a. depending on the type of asset.

Transport:                         In general, transport equipment is
depreciated at 20% p.a.

Certain items of property, plant and equipment that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004) are measured on the basis of deemed cost, being the revalued amount as at the date the revaluation was performed.

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date.



                                                                      Appendix 6

Impairment of tangible assets

In accordance with IAS 36 Impairment of Assets, the carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Where the carrying values exceed the estimated recoverable amount (being the greater of fair value less costs to sell and value in use), the assets or cash-generating units are written-down to their recoverable amount. Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm's length transaction between knowledgeable and willing parties, less the costs which would be incurred in disposal. Value in use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit including those anticipated to be realised on its eventual disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs.

Impairment losses (and reversals of such losses) are recognised in the income statement unless they arise on a previously revalued asset, in which case the losses and reversals are dealt with firstly through the revaluation reserve with any residual being transferred to the income statement. Following recognition of an impairment loss (and on recognition of an impairment loss reversal), the depreciation charge applicable to the asset or cash-generating unit is adjusted prospectively with the objective of systematically allocating the revised carrying amount, net of any residual value, over the remaining useful life.

Subsequent costs

Subsequent costs are included in an asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Borrowing costs

Borrowing costs incurred in the construction of assets which take a substantial period of time to complete are ordinarily expensed in the period in which they are incurred. Where borrowing costs are directly attributable to the acquisition, construction or production of a qualifying asset, such costs may be capitalised.

Business combinations

The purchase method of accounting is employed in accounting for the acquisition of subsidiaries by the Group.

The Group has elected to avail of the exemption under IFRS 1 First-time Adoption of International Financial Reporting Standards whereby business combinations prior to the transition date (1 January 2004) are not restated. IFRS 3 Business Combinations has been applied with effect from the transition date and goodwill amortisation ceased from that date.

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control together with any directly attributable expenses. To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the income statement over the life of the obligation.

Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date if the adjustment can be reliably measured. Contingent consideration is included in the acquisition balance sheet on a discounted basis.



                                                                      Appendix 6

The assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction.

When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and are effected prospectively from that date.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.



Goodwill

Goodwill arising in respect of acquisitions completed prior to 1 January 2004 (being the transition date to IFRS) is included at its deemed cost, which equates to its net book value recorded under previous GAAP. Save for retrospective restatement of deferred tax in accordance with IAS 12 Income Taxes, the classification and accounting treatment of business combinations undertaken prior to the transition date has not been reconsidered in preparing the opening IFRS balance sheet as at 1 January 2004. In line with the provisions applicable to a first-time adopter under IFRS 3, goodwill amortisation has been ceased with effect from the transition date.

The carrying amount of goodwill in respect of associated undertakings, net of any impairments, is included in financial assets under the equity method in the Group balance sheet. Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the consolidated balance sheet, net of any impairments assessed in accordance with the methodology discussed below.

Where a subsidiary undertaking is terminated through closure or disposed of, any goodwill arising on acquisition, net of any impairments, and which has not been amortised through the income statement, is included in the determination of the profit or loss arising on termination or disposal.

To the extent that the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of a business combination, the identification and measurement of the related assets, liabilities and contingent liabilities are revisited accompanied by a reassessment of the cost of the transaction, and any remaining balance is recognised immediately in the income statement.

Goodwill was tested for impairment as at 1 January 2004, the date of transition to IFRS, and no impairment resulted from this exercise.

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating units that are anticipated to benefit from the combination's synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the primary and secondary reporting segments determined in accordance with IAS 14 Segment Reporting. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist; the goodwill impairment tests are undertaken at a consistent time in each annual period. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period. Impairment losses arising in respect of goodwill are not reversed following recognition.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.



                                                                      Appendix 6

Intangible assets (other than goodwill)

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable (i.e. capable of being divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability) or when it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the Group or from other rights and obligations.

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write-off the book value of definite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Leases

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives with any impairment being recognised in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under leases and hire purchase contracts are included in liabilities in the balance sheet and analysed between current and non-current amounts. The interest elements of the rental obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding in line with the effective yield methodology.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the lease term.

Inventories and construction contracts

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs. Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Contract costs are recognised as incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is immediately recognised as an expense. The percentage-of-completion method is used to determine the appropriate amount to recognise in a particular reporting period with the stage of completion assessed by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated cost of the contract.



                                                                      Appendix 6

Amounts recoverable on construction contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provision for contingencies and payments on account not matched with turnover, are included as construction contract balances in inventories. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. Deposits with a maturity greater than 3 months from the date of acquisition are recognised either in held-for-trading financial assets or as loans and receivables. Short-term borrowings and bank overdrafts are recorded at amortised cost.

Derivative financial instruments

The Group employs derivative financial instruments (principally interest rate and currency swaps and forward foreign exchange contracts) to manage interest rate risks and to realise the desired currency profile of borrowings. In accordance with its treasury policy, the Group does not trade in financial instruments nor does it enter into leveraged derivative transactions.

At the inception of a hedging transaction entailing the usage of derivatives, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are initially recognised at cost and are thereafter stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the income statement. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account current interest and currency exchange rates and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

Hedging

Fair value and cash flow hedges

The Group uses fair value hedges and cash flow hedges in its treasury activities. For the purposes of hedge accounting, hedges are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognised asset or liability) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset or liability, a firm commitment or a highly probable forecast transaction).

In the case of fair value hedges which satisfy the conditions for special hedge accounting, any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the income statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement with the objective of achieving full amortisation by maturity.



                                                                      Appendix 6

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised liability, a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised as a separate component of equity with the ineffective portion being reported in the income statement. When a firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise, the associated gains or losses that had previously been recognised in equity are transferred to the income statement contemporaneous with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as a separate component of equity is kept in equity until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the period.

Hedges of monetary assets and liabilities

Where a derivative financial instrument is used to economically hedge the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss accruing on the hedging instrument is recognised in the income statement.

Net investment hedges

Where foreign currency borrowings provide a hedge against a net investment in a foreign operation, foreign exchange differences are taken directly to a foreign currency translation reserve (being a separate component of equity). Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the income statement as part of the overall gain or loss on sale.



Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at cost being the fair value of the consideration received net of attributable transaction costs.

Subsequent to initial recognition, non-current interest-bearing loans and borrowings are measured at amortised cost employing the effective interest yield methodology. The computation of amortised cost includes any issue costs and any discount or premium materialising on settlement.

Gains and losses are recognised in the income statement through amortisation on the basis of the period of the loans and borrowings and on impairment or derecognition of the associated loans and borrowings.



Provisions

A provision is recognised on a discounted basis when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset when it is virtually certain that the reimbursement will arise. Provisions are not recognised in respect of future operating losses.

In business combination activity, the probability criterion applicable to the recognition of a provision is presumed to be satisfied. Provisions arising on business combination activity are accordingly recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition.


                                                                      Appendix 6

Tax (current and deferred)

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years.

Deferred tax is provided on the basis of the balance sheet liability method on all temporary differences at the balance sheet date which is defined as the difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are recognised for all taxable temporary differences (i.e. differences that will result in taxable amounts in future periods when the carrying amount of the asset or liability is recovered or settled) with the exception of the following:

(i)where the deferred tax liability arises from the initial recognition of goodwill (but including subsequent measurement of tax-deductible goodwill) or the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and

(ii)where,   in  respect  of  taxable  temporary  differences   associated  with
investments in subsidiary and joint venture undertakings, the timing of the reversal of the temporary difference is subject to control and it is probable that reversal will not reverse in the foreseeable future.

Deferred tax assets are recognised in respect of all deductible temporary differences (i.e. differences that give rise to amounts which are deductible in determining taxable profits in future periods when the carrying amount of the asset or liability is recovered or settled), carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profits will be available against which to offset these items. The following exceptions apply in this instance:

(i)where the deferred tax asset arises from the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and

(ii)where, in respect of deductible temporary differences associated with investments in subsidiaries and associated and joint venture undertakings, a deferred tax asset is recognised only if it is probable that the deductible temporary difference will reverse in the foreseeable future and that sufficient taxable profits will be available against which the temporary difference can be utilised.

The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is treated as a deferred credit and is released to the income statement over the expected useful life of the relevant asset through equal annual instalments.

Share capital

Preference share capital

Preference share capital is classified as equity on the basis that the share capital is not mandatorily redeemable.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Group's financial statements in the period in which they are declared by the Company.

  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.404 1007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland

        SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 31 May 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director